UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): December 28, 2012

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 7.01 Regulation FD Disclosure

PRESS RELEASE: On December 28, 2012, National Bancshares Corporation issued a press release containing information regarding the Company's intention to deregister its common shares. A copy of the press release is attached to this Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Exhibits

99.1 National Bancshares Corporation press release dated December 28, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: December 28, 2012 /s/ Mark R. Witmer
Mark R. Witmer
President and Chief Executive Officer

Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Date:	December 28, 2012
Company:	**National Bancshares Corporation**
	112 West Market Street
	Orrville, Ohio 44667
Contact:	Mark R. Witmer
	President and CEO
Phone:	**330.682.1010**
Fax:	330.682.4644

NATIONAL BANCSHARES CORPORATION ANNOUNCES PLANS TO DEREGISTER ITS COMMON SHARES

ORRVILLE, Ohio...December 28, 2012... National Bancshares Corporation (the "Company") today announced that it intends to file a Certificate and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission ("SEC") to voluntarily terminate the registration of its common shares and suspend its reporting obligations under the Securities Exchange Act of 1934. The Company intends to file the Form 15 as soon as reasonably practicable in January 2013, subject to its satisfaction of certain regulatory requirements.

Ninety days after filing the Form 15, the Company will no longer be obligated to file certain reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The Company anticipates that its filing obligations will end after the Company files its annual report on Form 10-K for the year ended December 31, 2012.

Recent changes to federal securities laws have made it possible for the Company to suspend its reporting obligations and eliminate the significant costs to the Company associated with preparing annual, quarterly and current reports under the Securities Exchange Act of 1934.

In the future, the Company intends to make public its quarterly and annual financial results as well as any significant corporate developments by posting such information on its website. The Company's common shares have been trading on the OTC Markets, and the Company anticipates its common shares will continue to be quoted on the OTC Markets after deregistration. There can be no guarantee, however, that any broker will continue to make a market in the Company's common shares and that trading will continue.

National Bancshares Corporation is the holding company for First National Bank a federally chartered national bank formed in Ohio in 1881. First National Bank has fourteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville. Additional information is available at www.discoverfirstnational.com.

__Forward-looking Statements__ – This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily subject to many risks and uncertainties. A number of things could cause actual results to differ materially from those indicated by the forward-looking statements. These include factors such as changes in the competitive marketplace, changes in the interest rate environment, economic conditions, changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's filings with the Security and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2011. The Company disclaims any obligation to publicly update or revise any forward-looking statements on the occurrence of future events, the receipt of new information, or otherwise.